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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


Date of report (Date of earliest event reported)   July 10, 2001


TransTechnology Corporation

(Exact Name of Registrant as Specified in Charter)


Delaware	1-7872	95-4062211
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Allen Road, Liberty Corner, New Jersey	07938
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   (908) 903-1600


(Former Name or Former Address, if Changed Since Last Report)


TRANSTECHNOLOGY CORPORATION

FORM 8-K

ITEM 2. Acquisition or Disposition of Assets.

On July 10, 2001, the Registrant completed the previously announced sale of its Breeze Industrial and Pebra hose clamp businesses (the “Businesses”) in the U.S. and Germany, respectively, to Industrial Growth Partners and members of the current management team of the Businesses (the “Management Team”) for approximately $46.2 million in cash (the “Sale”). Industrial Growth Partners, headquartered in San Francisco, is a $150 million private investment partnership that specializes in working with management teams to purchase high quality manufacturing companies. The Management Team consisted of Robert Tunno, formerly the President – Industrial Products Group and an executive officer of the Registrant, and certain other key employees of the Businesses.

The purchase price for the Sale was determined based on arms-length negotiations between the parties. The Registrant used the proceeds of the Sale to retire and reduce existing debt obligations.

As part of the Sale, the Registrant also leased all of the real property that directly relates to the Breeze Industrial business (the “Real Property”) to Breeze Industrial Products Corporation (“BIP”), a new entity formed by Industrial Growth Partners and the Management Team. The lease agreement contains a five (5) year term with options to renew the lease for four (4) additional five (5) year terms, as well as an option under which BIP may elect to purchase the Real Property from the Registrant at the end of the initial five (5) year term of the lease for a purchase price of $1.5 million.

ITEM 7. Financial Statements and Exhibits.

(b) Pro Forma Financial Information. The Registrant intends to file the pro forma financial information required by this item within sixty (60) days after the date this report on Form 8-K is required to be filed.

(c) Exhibits.

Exhibit	Description
2.1	Asset Sale and Purchase Agreement dated as of June 29, 2001, between the Registrant and Breeze Industrial Products Corporation.
2.2	First Amendment to Asset Sale and Purchase Agreement dated as of July 10, 2001, between the Registrant and Breeze Industrial Products Corporation.

2.3	Asset Sale and Purchase Agreement dated as of July 11, 2001, between Seeger-Orbis GmbH & Co. OHG and Breeze Pebra GmbH.
10.45	Lease Agreement dated as of July 10, 2001 between the Registrant and Breeze Industrial Products Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSTECHNOLOGY CORPORATION

By:	/s/ Gerald C. Harvey
Its:	Vice President, Secretary and General Counsel
Date:	July 24, 2001

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